Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

VIA EDGAR

February 13, 2019

Christina DiAngelo Fettig

Patrick Scott, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Registrant”)
	File Nos.:	811-08090 and 033-70742
	Series:	LVIP ClearBridge QS Select Large Cap Managed Volatility Fund (the “Acquiring Fund”)

Dear Ms. Fettig and Mr. Scott:

This letter responds to your comments, provided February 4, 2019 and February 8, 2019, to the Registrant’s Form N-14 registration statement filed on January 11, 2019 under Rule 488(a) under the Securities Act of 1933 (the “Registration Statement”). The Registration Statement was filed to solicit proxies and to register shares of the Acquiring Fund for its acquisition of the LVIP ClearBridge Large Cap Managed Volatility Fund (the “Acquired Fund”). The Acquiring Fund and Acquired Fund are series of the Registrant.

The following are your comments and the Registrant’s responses.

1)	Under the Summary section pertaining to the question “Why has the Board approved the Reorganization proposal?”, consider adding detail pertaining to this specific reorganization.

A.	The response to this question now reads:

The Board concluded that the Reorganization is in the best interests of the Acquiring Fund and the Acquired Fund. The Board based its approval on several factors, such as the Funds’ similar investment objectives and principal investment strategies (as described below under “Comparison of Investment Objectives, Policies, and Strategies”); the Acquiring Fund’s lower net expense ratio for each class of shares (as described below under “Comparative Fee and Expense Tables”); the comparative performance of the Funds (as described below under “Comparative Performance Information”); improved prospects for economies of scale in the Acquiring Fund after the Reorganization due to the additional assets that the Acquiring Fund would acquire in the Reorganization; and the agreement (discussed below) of the Funds’ investment adviser to pay all costs related to the Reorganization. Further information on the Board’s considerations is included under “Additional Information About the Reorganization—Board Considerations.”

2)

Under the Summary section pertaining to the question “How do the fees and expenses compare?” and as appropriate elsewhere in the Registration Statement, consider clarifying that descriptions of the Acquiring Fund reflect the strategy and subadviser changes made February 11, 2019.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

A.

The Acquiring Fund’s net expense ratio (including fee waivers and expense limitations) was not affected by the changes made effective February 11, 2019. We therefore believe it would be potentially confusing to refer to those changes when comparing fund net expense ratios. We believe this information is relevant to disclosures of performance and have disclosed that performance of the Acquiring Fund before February 11, 2019 was achieved using a different strategy.

3)	Under the Summary section pertaining to fund performance, consider explaining why the Acquiring Fund recently appointed new subadvisers.

A.	We believe that the currently drafted comparison of historical fund performance conforms to Form N-14 requirements.

4)

Under the Summary section pertaining to the question “Will I have to pay federal income taxes as a result of the Reorganization?”, consider disclosing that the reorganization itself will not qualify as a tax-free reorganization.

A.	We have added the following language to the response (underlined text added):

Shares of the Funds are offered only through variable annuity and variable life products. Because these products allow tax-free treatment for transactions within such products, you are not expected to recognize any gain or loss for federal income tax purposes on the exchange of shares of the Acquired Fund for shares of the Acquiring Fund, though the Reorganization is not itself structured so as to qualify as a tax-free transaction.

5)	Under the Summary section and in the notes to pro forma financial statements, describe the mechanics of the transfer of portfolio holdings from the Acquired Fund to the Acquiring Fund.

A.	We have added the following in the response to the Summary section question “Who will pay the costs of the Reorganization?” and in Note 4 to the pro forma financial statements:

In the Reorganization, it is anticipated that the Acquired Fund will redeem in kind its holdings of underlying funds, with the redeemed portfolio securities to be transferred to the Acquiring Fund in kind. The Acquiring Fund is expected to sell approximately 17% of such portfolio and to deploy the resulting cash to increase the size of positions in securities held by the Acquiring Fund at the time of the Reorganization. As a result, it is expected that the Acquiring Fund’s portfolio post-Reorganization will resemble as nearly as possible the Acquiring Fund’s portfolio pre-Reorganization. Because LIAC has agreed to pay for these costs, the Acquiring Fund is not expected to incur brokerage commissions in connection with investing the proceeds of the Reorganization.

6)	Under the Summary section, disclose more prominently that the Funds’ adviser will pay all brokerage and transition costs relating to the reorganization.

A.	We believe the current disclosures prominently disclose this. The response to the question “Who will pay the costs of the Reorganization?” states:

LIAC will pay all costs incurred in connection with the Reorganization, including any brokerage and portfolio transition costs.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: sam.goldstein@lfg.com

7)	Under the Proposal 1 section, under the heading “Fees and Expenses”, reconcile the current expense ratios for the funds.

A.	We have revised the disclosure accordingly.

8)	Under “Comparison of Investment Objectives, Policies, and Strategies,” include a narrative comparison of the Funds’ investment objectives, policies and strategies.

A.	We have revised the disclosure accordingly.

9)	Confirm that the Registration Statement’s fees and expenses represent the Funds’ current fees and expenses in accordance with Item 3 of Form N-1A.

A.	Confirmed.

10)	Under the Comparative Performance Information section, disclose that the Acquiring Fund’s past performance reflects the Fund’s previous strategy.

A.	The Registration Statement has been revised accordingly.

11)	Disclose any materially adverse factors considered by the Board of Trustees of the Funds in approving the Reorganization.

A.	All material factors considered by the Board of Trustees are disclosed.

12)	In the proxy card, disclose in bold on whose behalf proxies are being solicited.

A.	We have revised the proxy card accordingly.

13)	Confirm that the tax opinion referenced in section 8.3 of the Agreement and Plan of Reorganization will be filed in an amendment to the Registration Statement.

A.	Confirmed.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Senior Counsel – Funds Management

Enclosures

cc:     Ronald A. Holinsky, Esq.

 Julie Vossler

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